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                                                              Filed by CVC, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                                     Subject Company:  CVC, Inc.
                                                     Commission File No. 0-23227


     On April 25, 2000, CVC, Inc. and Veeco Instruments Inc. jointly issued the following press release:

                                   [CVC LOGO]

AT THE COMPANY                          AT THE FINANCIAL RELATIONS BOARD
Emilio DiCataldo                Kerry Thalheim    Jean Young      Paul Del Colle
Chief Financial Officer        (general info.)   (analyst info.)  (media info.)
(716) 458-2550 Ext. 3215                         (212) 661-8030

FOR IMMEDIATE RELEASE
APRIL 25, 2000

               CVC REPORTS RESULTS FOR FISCAL 2000 SECOND QUARTER

ROCHESTER, NY, APRIL 25, 2000 - CVC, Inc. (Nasdaq: CVCI), a worldwide supplier of cluster tool equipment for the fabrication of thin film recording heads, semiconductor devices and optical components for the telecommunications market, today reported revenue and net income for its fiscal 2000 second quarter ended March 31, 2000.

On February 29, 2000, Veeco Instruments (Nasdaq: VECO) and CVC, Inc. announced the signing of a definitive merger agreement. This merger will create a leading worldwide capital equipment supplier for disk drive components, optical telecommunications and semiconductor applications. Following the completion of the merger on May 5, 2000, CVC will become a wholly-owned subsidiary of Veeco.

For the quarter, revenues were $26.4 million, a 49% increase over revenues of $17.8 million for the fiscal 1999 second quarter ended March 31, 1999.
Approximately   86%  of   revenues   were   attributable   to   sales  of  Giant
magneto-resistive (GMR) process equipment, integrated etch and deposition equipment, and ultra thin insulator modules for the fabrication of thin film recording heads for the data storage industry. In addition, 14% of shipments were attributable to sales of deposition process equipment for the specialty semiconductor industry and the optical telecommunications industry, an emerging growth market for the Company. On a year-to-date basis total revenues were $51.7 million, a 59% increase over sales for the same fiscal period in 1999. Prior year's results do not reflect the purchase of Commonwealth Scientific completed in May 1999.

Net income for the quarter was $71,000, or $0.01 per share based on 14.1 million diluted shares, compared to $958,000, or $0.12 per share based on 8.0 million diluted shares for the comparable period last year. The increase in the weighted average number of shares outstanding is due primarily to the successful completion of the Company's initial public offering in November 1999.

Bookings in the second quarter of fiscal 2000 were $32.2 million, a 36% increase over bookings of $23.6 million reported in the second quarter of fiscal 1999. The book/bill ratio was 1.22 for the second quarter of fiscal 2000. For the first six months of fiscal 2000, orders were $52.3 million compared with $42.0 million for the first six months of fiscal 1999. The book/bill ratio was 1.01 for the first six months of fiscal 2000.

On a year-to-date basis net income was $0.6 million versus net income of $1.4 million for the first half of fiscal 1999. The decline in net income for the fiscal 2000 second quarter and first six months is attributable to a decrease in gross margins due to product mix contributed by the addition of Commonwealth Scientific Corporation, the introduction of new technology and continued pricing pressure in the data storage industry. Operating expense increases also contributed to the decrease in net income for both periods, as investments in research and engineering to support data storage and optical components technology road maps grew at a rate greater than revenue.

Compared to the prior quarter ended December 31, 1999, revenues of $26.4 million in the quarter ended March 31, 2000 increased from $25.2 million or $1.2 million, while net income for the current quarter of $71,000 compares to net income of $545,000 for the quarter ended December 31, 1999, a decrease of $474,000.

Since the acquisition of Commonwealth Scientific Corporation in May 1999, CVC has continued to enhance CVC/Commonwealth's IBE and IBD technology. CVC believes the CONNEXION(R) Cluster Tool integrated solution combining PVD and IBE and/or IBD technology will enable customers to reduce costs, increase throughput and increase yield.

COMMENTS FROM MANAGEMENT

Christine B. Whitman, Chairman, President and Chief Executive Officer of CVC, Inc., said, "The Company continues to increase its offerings of GMR process equipment and integrated products combining PVD technology with Ion Beam Etch
(IBE), Ion Beam Deposition (IBD) and Metal Organic Chemical Vapor Deposition (MOCVD). During the quarter, the Company extended its leadership position in the GMR market and continued its penetration into new, high-growth markets, such as telecommunications. We remain cautious about the data storage industry as improved equipment productivity delays demand for system purchases. We, however, are encouraged by customer orders for modules which are providing increased productivity and capacity and extending our customers initial system investments."

Whitman went on to say, "We are pleased to report that we shipped a CONNEXION(R) MOCVD Cluster Tool to a disk drive recording head manufacturer. This system will be used to deposit copper for an Advanced Writer application and represents a significant technology convergence milestone that demonstrates our success in applying CVC's leading edge MOCVD product offering and technology expertise to both semiconductor and magnetic thin film head applications."

Whitman concluded, "We are very excited about our merger with Veeco Instruments. Veeco's widely recognized reputation in metrology and process equipment is a strong complement to our integrated thin film process technology. Accordingly, the combination of Veeco and CVC provides broader equipment and process solutions to our data storage, optical telecommunications and semiconductor customers."

ABOUT CVC

CVC provides cluster tool manufacturing  equipment for Physical Vapor Deposition
(PVD) by plasma sputtering or Ion Beam Deposition (IBD), Ion Beam Etch (IBE), Diamond-like Carbon (DLC) and Metal-Organic Chemical Vapor Deposition (MOCVD). CVC's process solutions address the production of evolving tape and disk drive recording head fabrication, optical components for telecommunications and applications such as GaAs, passive components, MRAM, bump metallization, and next generation logic devices. CVC, Inc. with operations in Fremont, California; Alexandria, Virginia; and Rochester, New York provides customer service and technical support near major customer sites throughout the world. For more information about CVC, visit the World Wide Web at http://www.cvc.com.

FORWARD LOOKING STATEMENTS

This press release may be deemed to contain forward-looking information. Any forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including statements as to industry trends, future economic performance, anticipated revenues and expenses, and products or service line growth, may be significantly and materially impacted by certain risks and uncertainties, including, but not limited to, failure to meet operating objectives or to execute the operating plan of the Company; competition; the cyclical nature of the data storage and semiconductor industries; risks associated with the acceptance of new products by individual customers and by the marketplace; risks associated with dependence on major customers; the impact of economic downturns in foreign markets; integration of acquired companies; attraction and retention of key employees; and other risks referenced from time to time in the Company's filings with the Securities and Exchange Commission, including, but not limited to, its Annual Report on Form 10-K for the year ended September 30, 1999 and the Company's prospectus, dated November 12, 1999, as filed with the SEC.

Investors are urged to read the proxy statement/prospectus filed by Veeco with the Securities and Exchange Commission, and any other relevant documents filed by CVC or Veeco with the SEC, because they contain important information. Investors may obtain these documents for free from the SEC's web site, www.sec.gov or from CVC [Emilio DiCataldo, 716-458-2550].

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

                                               CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

                                                 (In thousands, except per share data)


STATEMENT OF OPERATIONS                                             THREE MONTHS ENDED MAR 31              SIX MONTHS ENDED MAR 31
-----------------------                                             -------------------------              -----------------------
                                                                      2000             1999                 2000             1999
                                                                      ----             ----                 ----             ----
                                                                           (Unaudited)                           (Unaudited)
REVENUES ..............................................           $ 26,436           $ 17,788            $ 51,652           $ 32,443

GROSS MARGIN ..........................................              9,149              6,805              18,860             13,211

Operating Expenses
   Research & Development .............................              4,724              2,546               8,707              4,985
   Sales & Marketing ..................................              2,972              1,832               5,944              3,762
   General & Administrative ...........................              1,218                902               2,757              1,714
                                                                  --------           --------            --------           --------
     Total Operating Expenses .........................              8,914              5,280              17,408             10,461

INCOME FROM OPERATIONS ................................                235              1,525               1,452              2,750
   Interest & Other Expense (Income) ..................                164               (190)                441                136
                                                                  --------           --------            --------           --------
Income Before Income Taxes ............................                 71              1,715               1,011              2,614
   Income Taxes .......................................                  0                757                 395              1,176
                                                                  --------           --------            --------           --------
NET INCOME ............................................           $     71           $    958            $    616           $  1,438
                                                                  ========           ========            ========           ========

NET INCOME PER SHARE:
                         BASIC ........................           $   0.01           $   0.91            $   0.06           $   1.36
                         DILUTED ......................           $   0.01           $   0.12            $   0.05           $   0.19

Weighted Average Shares:
                         Basic ........................             11,668              1,057               9,495              1,057
                         Diluted ......................             14,081              8,020              13,077              7,667
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BALANCE SHEETS                                               MAR 31      SEPT 30
                                                              2000        1999
                                                              ----        ----
                                                           (Unaudited)
ASSETS:
  Cash and Cash Equivalents ..........................      $   196      $   434
  Accounts Receivable ................................       25,908       21,559
  Inventories ........................................       31,789       29,187
  Other Current Assets ...............................        3,825        4,215
                                                            -------      -------
  Total Current Assets ...............................       61,718       55,395
  Plant, Property & Equipment, Net ...................       18,506       19,374
  Other Assets, Net ..................................        1,031        1,148
                                                            -------      -------
     TOTAL ASSETS ....................................      $81,255      $75,917
                                                            =======      =======

LIABILITIES & STOCKHOLDERS' EQUITY

  Short-term Borrowings ..............................      $ 4,837      $13,217
  Accounts Payable ...................................       11,829       11,279
  Other Current Liabilities ..........................        4,733        8,795
                                                            -------      -------
     Total Current Liabilities .......................       21,399       33,291
  Long-term Debt .....................................        7,053        8,493
  Other Liabilities ..................................        2,619        2,540
                                                            -------      -------
     Total Liabilities ...............................       31,071       44,324
  Stockholders' Equity ...............................       50,184       31,593
                                                            -------      -------
     TOTAL LIABILITIES & STOCKHOLDERS' EQUITY ........      $81,255      $75,917
                                                            =======      =======
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